UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 6, 2023

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Announcement of Positive Topline Data from Phase 2b Study of eblasakimab in Moderate-to-Severe Atopic Dermatitis

On July 6, 2023, ASLAN Pharmaceuticals Limited (the “Company”) announced positive topline data from its Phase 2b dose-ranging study of eblasakimab in adult patients with moderate-to-severe atopic dermatitis (AD), the TREK-AD (TRials with EblasaKimab in Atopic Dermatitis) study.

Eblasakimab met the primary endpoint of percent change from baseline in the Eczema Area and Severity Index (EASI) score at week 16 versus placebo, with statistical significance in three dosing arms: 600mg dosed once every 4 weeks (600mg Q4W), which was numerically the best performing arm, 400mg dosed once every 2 weeks (400mg Q2W) and 300mg dosed once every 2 weeks (300mg Q2W).

Eblasakimab is the first biologic in moderate-to-severe AD to demonstrate a competitive efficacy profile with once-monthly dosing from initiation comparable to regimens dosing once every two weeks, supporting advancement to Phase 3.

600mg eblasakimab dosed once every four weeks in the TREK-AD study met the primary endpoint with statistical significance, with 62.7% of patients achieving EASI-75, 34.1% reaching EASI-90 and 31.2% achieving validated Investigator Global Assessment of Atopic Dermatitis (vIGA-AD) of 0 or 1.

Regimens dosing once every two weeks also met the primary endpoint with statistical significance, as well as meeting key secondary endpoints.

Eblasakimab’s unique loading dose regimen was observed to deliver rapid onset of action with statistically significant improvement in EASI score by week 4.

Eblasakimab was generally well-tolerated at all dose levels, with low rates of conjunctivitis and injection site reactions supporting the potential for a differentiated safety profile.

Key study results are set out below:

•
Patients treated with eblasakimab 600mg Q4W, 400mg Q2W and 300mg Q2W saw a rapid onset of action in the first few weeks of treatment, with a statistically significant improvement in EASI score by week 4. Clinically meaningful improvements were achieved in other key efficacy measures compared to placebo (n=57) after 16 weeks of treatment, including:

o
Eblasakimab 600mg Q4W (n=59)
•
62.7% of eblasakimab treated patients achieved a reduction of at least 75% from baseline (EASI-75), compared to 30.7% on placebo (p=0.0041).
•
34.1% of eblasakimab treated patients achieved a reduction of at least 90% from baseline (EASI-90), compared to 10.1% on placebo (p=0.0088).
•
31.2% of eblasakimab-treated patients achieved vIGA-AD score of 0 or 1 (clear or nearly clear skin), compared to 15.1% with placebo (p=0.0502).
•
73.0% least squares (LS) mean reduction in EASI score from baseline, compared to 51.1% on placebo (p=0.0010).
o
Eblasakimab 400mg Q2W (n=56)
•
54.5% of eblasakimab treated patients achieved EASI-75, compared to 30.7% on placebo (p=0.0322).

•
32.6% of eblasakimab treated patients achieved EASI-90, compared to 10.1% on placebo (p=0.0139).
•
32.6% of eblasakimab-treated patients achieved vIGA-AD score of 0 or 1, compared to 15.1% with placebo (p=0.0380).
•
65.8% LS mean reduction in EASI score from baseline, compared to 51.1% on placebo (p=0.0294).
o
Eblasakimab 300mg Q2W (n=58)
•
60.7% of eblasakimab treated patients achieved EASI-75, compared to 30.7% on placebo (p=0.0064).
•
37.7% of eblasakimab treated patients achieved EASI-90, compared to 10.1% on placebo (p=0.0033).
•
33.1% of eblasakimab-treated patients achieved vIGA-AD score of 0 or 1, compared to 15.1% with placebo (p=0.0327).
•
69.8% LS mean reduction in EASI score from baseline, compared to 51.1% on placebo (p=0.0050).
o
Eblasakimab 400mg Q4W (n=59)

The eblasakimab 400mg Q4W dosing arm (n=59) did not meet the primary or secondary endpoints with statistical significance.

•
51.9% of eblasakimab treated patients achieved EASI-75, compared to 30.7% on placebo (p=0.0556).
•
24.3% of eblasakimab treated patients achieved EASI-90, compared to 10.1% on placebo (p=0.0949).
•
15.0% of eblasakimab-treated patients achieved vIGA-AD score of 0 or 1, compared to 15.1% with placebo (p=0.7457).
•
61.9% LS mean reduction in EASI score from baseline, compared to 51.1% on placebo (p=0.1054).

•
Overall, discontinuation rates were comparable between the treatment arms and higher in the placebo arm. No new safety signals were seen, and the frequency of adverse events (AEs) was comparable between treatment and placebo arms. The most frequently observed AEs across all treatment arms were nasopharyngitis (13.4% across all treatment arms compared to 8.8% for placebo), atopic dermatitis (8.6% compared to 7.0% for placebo), headache (6.9% compared to 7.0% for placebo) and upper respiratory tract infection (6.5% compared to 5.3% for placebo). Rates of conjunctivitis (5.2% compared to 1.8% for placebo), injection site reactions (4.7% compared to 1.8% for placebo) and herpes infections (3.0% compared to 5.3% for placebo) were low.

Further information is set out in the press release attached hereto as Exhibit 99.1 and which is incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575), Registration Statement on Form F-3 (File No. 333-254768), Registration Statement on Form F-3 (File No. 333-270835), Registration Statement on Form F-3 (File No. 333-270837), Registration Statement on Form S-8 (File No. 333-252118), Registration Statement on Form S-8 (File No. 333-263843) and Registration Statement on Form S-8 (File No 333-270832).

Forward Looking Statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab; the safety and efficacy of eblasakimab; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab; and the potential for eblasakimab as a first-in-class treatment for AD. The Company’s estimates, projections and other forward-looking statements are based on management’s current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s Securities and Exchange Commission (“SEC”) filings and reports (Commission File No. 001-38475), including the Company’s Annual Report on Form 20-F filed with the SEC on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

Exhibits

Exhibit Number	Exhibit Description
99.1	Press release dated July 6, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 6, 2023